255 Fiserv Drive Brookfield, WI 53045 www.fiserv.com

May 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Kathleen Collins

Re:	Fiserv, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 8-K Furnished February 8, 2017

File No. 000-14948

Dear Ms. Collins:

The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission provided a comment by letter, dated April 26, 2017, regarding the above-referenced filings of Fiserv, Inc. We are providing our response to the comment below. For the Staff’s convenience in reviewing our response, the comment also has been set forth below.

Form 8-K Furnished February 8, 2017

1.	Please refer to our prior comment 4. In light of the guidance in Item 100(b) of Regulation G and the Commission’s views articulated in Accounting Series Release No. 142, we continue to believe this measure should be removed from your earnings call discussion and the accompanying slide presentation included on your website.

Response:

We will cease using the measure of free cash flow per share in our future earnings call discussions and accompanying slide presentations.

*    *    *

United States Securities and Exchange Commission

May 26, 2017

If you have any questions regarding the response to your comment or any other matter, please contact me at (262) 879-5000.

Very truly yours,

/s/ Robert W. Hau

Robert W. Hau
Chief Financial Officer and Treasurer

cc:	Rebekah Lindsey, Staff Accountant, U.S. Securities and Exchange Commission

Kenneth F. Best, Chief Accounting Officer, Fiserv, Inc.

Lynn S. McCreary, Chief Legal Officer, Fiserv, Inc.

John K. Wilson, Foley & Lardner LLP